

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 8, 2014

Via E-mail
Thomas B. Perkins
President, Chief Executive Officer and Director
Core-Mark Holding Company, Inc.
395 Oyster Point Boulevard, Suite 415
South San Francisco, California 94080

> **Re:** **Core-Mark Holding Company, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed March 3, 2014**
> **File No. 0-51515**

Dear Mr. Perkins:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief

cc:     Stacy Loretz-Congdon
        Chief Financial Officer